UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2025 (Annexure I)
3.	Limited Review Reports
4.	News Release
5.	Annexture II

Item 1

OTHER NEWS

Subject: Outcome of Board Meeting held on January 17, 2026

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, we write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”) at its meeting held today, inter alia, approved the following:

1.	Unaudited financial results of the Bank (standalone and consolidated) for the quarter and nine months ended December 31, 2025

We enclose herewith the following as Annexure 1:

o	Unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2025;

o	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on the unaudited financial results for the quarter and nine months ended December 31, 2025.

2.	Re-appointment of Mr. Sandeep Bakhshi as Managing Director & CEO

The Board of Directors recorded that the current tenure of Mr. Sandeep Bakhshi (DIN: 00109206) as Managing Director & CEO of the Bank was till October 3, 2026. The Board unanimously approved the re-appointment of Mr. Sandeep Bakhshi for a further period of two years with effect from October 4, 2026 to October 3, 2028, subject to approval of Reserve Bank of India, shareholders, and such other approvals as may be required.

3.	Re-appointment of Mr. Ajay Kumar Gupta as Executive Director

The Board of Directors recorded that the current tenure of Mr. Ajay Kumar Gupta (DIN: 07580795) as Executive Director of the Bank was till November 26, 2026. The Board unanimously approved the re-appointment of Mr. Ajay Kumar Gupta for a further period of two years with effect from November 27, 2026 to November 26, 2028, subject to approval of Reserve Bank of India, shareholders, and such other approvals as may be required.

Both the above re-appointments are in line with RBI (Commercial Banks: Governance) Directions, 2025 dated November 28, 2025. The other details as required pursuant to Regulation 30 of the SEBI Listing Regulations with regard to re-appointment are enclosed as Annexure 2.

The Board meeting commenced at 9:45 a.m. and concluded at 2:40 p.m.

Please take the above information on record.

Item 2

Annexure 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icici.bank.in, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS

									(₹ in crore)
Sr. No.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
				(Q3-2026)	(Q2-2026)	(Q3-2025)	(9M-2026)	(9M-2025)	(FY2025)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			41,965.84	41,757.95	41,299.82	126,670.70	120,832.98	163,263.78
	a)	Interest/discount on advances/bills		32,520.08	32,183.68	32,048.40	97,246.68	93,583.39	126,404.72
	b)	Income on investments		8,216.90	8,459.54	8,302.14	25,389.28	24,770.05	32,980.23
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		672.72	646.99	489.59	2,087.11	1,449.70	2,155.82
	d)	Others		556.14	467.74	459.69	1,947.63	1,029.84	1,723.01
2.	Other income			7,368.16	7,575.54	7,068.05	23,448.60	21,246.63	28,506.70
3.	TOTAL INCOME (1)+(2)			49,334.00	49,333.49	48,367.87	150,119.30	142,079.61	191,770.48
4.	Interest expended			20,033.60	20,228.49	20,929.21	61,574.54	60,861.48	82,099.34
5.	Operating expenses (e)+(f)			11,944.44	11,807.04	10,552.11	35,145.00	31,583.56	42,372.32
	e)	Employee cost		4,421.80	4,341.84	3,929.05	13,506.72	12,435.70	16,540.88
	f)	Other operating expenses		7,522.64	7,465.20	6,623.06	21,638.28	19,147.86	25,831.44
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)			31,978.04	32,035.53	31,481.32	96,719.54	92,445.04	124,471.66
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			17,355.96	17,297.96	16,886.55	53,399.76	49,634.57	67,298.82
8.	Provisions (other than tax) and contingencies			2,555.58	914.11	1,226.65	5,284.26	3,791.92	4,682.62
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			14,800.38	16,383.85	15,659.90	48,115.50	45,842.65	62,616.20
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			14,800.38	16,383.85	15,659.90	48,115.50	45,842.65	62,616.20
12.	Tax expense (g)+(h)			3,482.52	4,024.96	3,867.48	11,670.54	11,245.24	15,389.21
	g)	Current tax		3,526.76	3,732.30	3,902.77	11,192.91	10,535.76	14,588.49
	h)	Deferred tax		(44.24)	292.66	(35.29)	477.63	709.48	800.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			11,317.86	12,358.89	11,792.42	36,444.96	34,597.41	47,226.99
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			11,317.86	12,358.89	11,792.42	36,444.96	34,597.41	47,226.99
16.	Paid-up equity share capital (face value ₹ 2 each)			1,430.35	1,428.95	1,412.11	1,430.35	1,412.11	1,424.60
17.	Reserves excluding revaluation reserves								284,843.68
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		15.59%	15.76%	14.71%	15.59%	14.71%	16.55%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	15.84	17.31	16.72	51.05	49.13	67.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	15.62	17.06	16.45	50.30	48.30	65.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		23,757.88	23,849.66	27,745.33	23,757.88	27,745.33	24,166.18
	ii)	Net non-performing customer assets		5,731.95	5,827.00	5,897.76	5,731.95	5,897.76	5,589.41
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.53%	1.58%	1.96%	1.53%	1.96%	1.67%
	iv)	% of net non-performing customer assets to net customer assets		0.37%	0.39%	0.42%	0.37%	0.42%	0.39%
20.	Return on assets (annualised)			2.11%	2.36%	2.36%	2.30%	2.38%	2.41%
21.	Net worth[2]			313,155.63	301,627.90	262,305.12	313,155.63	262,305.12	282,055.56
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.20	0.19	0.25	0.20	0.25	0.21
25.	Total debts to total assets[4]			5.13%	5.23%	6.34%	5.13%	6.34%	5.83%
1.	Customer assets consist of advances and credit substitutes. At December 31, 2025, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.57% (September 30, 2025: 1.64%, March 31, 2025: 1.73%, December 31, 2024: 2.03%) and net non-performing advances to net advances was 0.39% (September 30, 2025: 0.41%, March 31, 2025: 0.42%, December 31, 2024: 0.45%).

2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.

3.	Debt represents borrowings with residual maturity of more than one year.

4.	Total debt represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

                             (₹ in crore)

Particulars	At
	December 31, 2025	September 30, 2025	March 31,2025	December 31,2024
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
CAPITAL AND LIABILITIES
Capital	1,430.35	1,428.95	1,424.60	1,412.11
Employees stock options/units outstanding	2,498.82	2,317.13	2,069.84	1,801.66
Reserves and surplus	319,203.89	307,696.39	288,581.86	268,429.17
Deposits	1,659,610.94	1,612,824.94	1,610,348.02	1,520,308.75
Borrowings (includes subordinated debt)	112,334.90	111,818.38	123,538.26	127,731.77
Other liabilities and provisions	95,511.13	100,184.75	92,277.39	93,659.67
TOTAL CAPITAL AND LIABILITIES	2,190,590.03	2,136,270.54	2,118,239.97	2,013,343.13

ASSETS
Cash and balances with Reserve Bank of India	63,668.79	79,471.64	119,928.12	75,780.32
Balances with banks and money at call and short notice	82,669.57	57,208.64	65,633.88	67,635.18
Investments	494,642.05	499,591.99	504,756.74	471,978.34
Advances	1,466,153.55	1,408,456.43	1,341,766.16	1,314,366.05
Fixed assets	13,574.38	13,273.15	12,838.74	11,921.03
Other assets	69,881.69	78,268.69	73,316.33	71,662.21
TOTAL ASSETS	2,190,590.03	2,136,270.54	2,118,239.97	2,013,343.13

Notes on standalone financial results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on January 17, 2026.

2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of loans sold/acquired by the Bank as per Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 are given below:

a) Loans not in default

(i) Details of loans not in default sold/acquired under assignment/participation during nine months ended December 31, 2025:

(₹ in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	6,430.22	2,487.49
Weighted average residual maturity (in years)	9.28	5.35
Weighted average holding period of the originator (in years)	0.97	1.80
Retention of beneficial economic interest by the originator	714.47	4,230.75
Tangible security coverage (times)	1.61	1.68
1.	In addition, the Bank has acquired facilities amounting to ₹ 316.40 crore and sold facilities amounting to ₹ 806.26 crore during nine months ended December 31, 2025 through novation.

2.	In addition, the Bank has acquired loans amounting to ₹ 2,142.72 crore through risk participation from secondary market.

3.	The disclosure includes loans acquired through buyout similar to direct assignment.

(ii) Details of rating-wise distribution of the loans sold/acquired under assignment during nine months ended December 31, 2025:

  (₹ in crore)

Rating	Loans acquired	Loans sold
Ind A-, A+, A, AA+, AA	..	409.41
ICRA A-, AA-, A, A+	..	..
Crisil A, A+, AA, AA+, A-	..	973.97
Crisil BBB+, BBB-	..	207.04
Infomerics AA-	..	100.00
1.	Excluding retail and other unrated loans.

b) Stressed loans (NPA and Special Mention Account accounts)

(i) Details of stressed loans classified as NPA sold by the Bank during nine months ended December 31, 2025:

(₹ in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	67	..
Aggregate principal outstanding of loans transferred[2]	232.96	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)	30.54	..
Aggregate consideration	167.30	..
Additional consideration realised in respect of accounts transferred in earlier years	140.26	..
1.	Excess provision reversed to profit and loss account on account of sale of NPAs to ARCs was ₹ 136.76 crore and no amount was transferred to other permitted transferees.

2.	Net of write-off.

3.	For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

(ii) The Bank has not sold/acquired loans classified as Special Mention Account during nine months ended December 31, 2025.

(iii) The Bank has not acquired non-performing loans during nine months ended December 31, 2025.

(iv) Details of rating-wise distribution of SRs held by the Bank at December 31, 2025:

(₹ in crore)

Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	..
RR2	Above 75% upto 100%	176.61
RR3	Above 50% upto 75%	..
RR4	Above 25% upto 50%	..
RR5	Upto 25%	618.44
Total		795.05
1.	Amount represents net of provisions.

2.	Further, the Bank holds marked-to-market loss of ₹ 366.09 crore and additional provision of ₹ 428.96 crore.

3.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

4.	Details of projects under implementation as per Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025.

(₹ in crore)

Sr.No.	Item description	Number of accounts	Total outstanding[1]
1.	Projects under implementation accounts at the beginning of the quarter	407	20,936.60
2.	Projects under implementation accounts sanctioned during the quarter	71	860.61
3.	Projects under implementation accounts where DCCO has been achieved during the quarter	4	401.10
4.	Projects under implementation accounts at the end of the quarter (1+2-3)	474	24,743.39[2]
5.	Out of ‘4’ – accounts in respect of which resolution process involving extension in original/extended DCCO, as the case may be, has been invoked	6	277.37
5.1	Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	..	..
5.2	Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	6	277.37
5.3	Out of ‘5’ – accounts in respect of which Resolution plan has failed	..	..
6.	Out of ‘5’, accounts in respect of which resolution process involving extension in original/extended DCCO has been invoked due to change in scope and size of the project	..	..
7.	Out of ‘5’, accounts in respect of which cost overrun associated with extension in DCCO was funded	..	..
7.1	Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	..	..
7.2	Out of ‘7’, accounts where SBCF was not pre sanctioned or renewed continuously	..	..
8	Out of ‘4’ – accounts in respect of which resolution process not involving extension in DCCO has been invoked	3	42.69
8.1	Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	..	..
8.2	Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	3	42.69
8.3	Out of ‘8’ – accounts in respect of which Resolution plan has failed	..	..
1.	Represents loans and advances net of provision.

2.	Includes movement of ₹ 3,347.28 crore during Q3-2026 in projects under implementation accounts existing at the beginning of the quarter.

5.	At December 31, 2025, the Bank holds contingency provision of ₹ 13,100.00 crore (September 30, 2025, March 31, 2025 and December 31, 2024: ₹ 13,100.00 crore).

6.	During FY2025, pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited.

7.	During Q3-2026, an amount of ₹ 145.00 crore has been charged to the profit and loss account based on certain estimates and assumptions, pursuant to issuance of the new Labour Codes. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Bank’s staff emoluments from time to time.

8.	Following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of ₹ 1,283.00 crore in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the Priority sector classification guidelines.

9.	During Q3-2026, the Bank has allotted 6,966,848 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.

10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

11.	The above standalone financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

12.	₹ 1.00 crore = ₹ 10.0 million.

STANDALONE SEGMENTAL RESULTS

(₹ in crore)

Sr No.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
		(Q3-2026)	(Q2-2026)	(Q3-2025)	9M-2026	9M-2025	(FY2025)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	40,568.71	40,758.81	39,437.70	121,785.62	115,567.02	156,184.68
b	Wholesale banking	22,169.86	21,111.95	21,119.32	64,732.57	60,900.30	82,436.21
c	Treasury	33,229.50	33,913.18	34,047.54	104,068.05	100,274.44	135,052.58
d	Other Banking	984.12	958.41	1,395.25	3,361.93	3,339.89	4,386.29
	Total segment revenue	96,952.19	96,742.35	95,999.81	293,948.17	280,081.65	378,059.76
	Less: Inter segment revenue	47,618.19	47,408.86	47,631.94	143,828.87	138,002.04	186,289.28
	Income from operations	49,334.00	49,333.49	48,367.87	150,119.30	142,079.61	191,770.48
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	5,263.49	6,318.82	5,332.36	16,317.22	15,127.62	21,621.04
b	Wholesale Banking	6,305.48	5,758.89	5,903.24	17,451.93	16,012.84	21,564.63
c	Treasury	3,085.30	4,141.41	4,218.14	13,487.62	14,295.11	18,760.73
d	Other banking	146.11	164.73	206.16	858.73	407.08	669.80
	Total segment results	14,800.38	16,383.85	15,659.90	48,115.50	45,842.65	62,616.20
3.	Segment assets
a	Retail Banking	824,215.60	829,148.84	776,300.69	824,215.60	776,300.69	792,930.19
b	Wholesale banking	647,658.57	590,307.68	539,703.97	647,658.57	539,703.97	548,269.82
c	Treasury	671,399.11	672,716.94	642,457.98	671,399.11	642,457.98	721,695.52
d	Other Banking	43,084.36	39,919.15	49,906.72	43,084.36	49,906.72	50,597.21
e	Unallocated	4,232.39	4,177.93	4,973.77	4,232.39	4,973.77	4,747.23
	Total segment assets	2,190,590.03	2,136,270.54	2,013,343.13	2,190,590.03	2,013,343.13	2,118,239.97
4.	Segment liabilities
a	Retail Banking	1,163,396.57	1,157,436.92	1,075,549.50	1,163,396.57	1,075,549.50	1,111,966.22
b	Wholesale banking	553,096.38	514,233.91	503,046.84	553,096.38	503,046.84	555,997.39
c	Treasury	129,265.47	130,905.73	142,951.22	129,265.47	142,951.22	137,562.04
d	Other Banking	6,139.12	5,853.04	7,052.63	6,139.12	7,052.63	7,538.02
e	Unallocated	15,559.43	16,398.47	13,100.00	15,559.43	13,100.00	13,100.00
	Total segment liabilities	1,867,456.97	1,824,828.07	1,741,700.19	1,867,456.97	1,741,700.19	1,826,163.67
5.	Capital Employed	323,133.06	311,442.47	271,642.94	323,133.06	271,642.94	292,076.30
6.	Total (4) + (5)	2,190,590.03	2,136,270.54	2,013,343.13	2,190,590.03	2,013,343.13	2,118,239.97

Notes on standalone segmental results:

1.	'The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

'RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr No.	Particulars	Segment Revenue	Segment Results	Segment assets	Segment liabilities
	Q3-2026
	Retail Banking	40,568.71	5,263.49	824,215.60	1,163,396.57
(i)	Digital Banking	10,981.62	1,950.11	142,447.23	234,937.99
(ii)	Other Retail Banking	29,587.09	3,313.38	681,768.37	928,458.58
	Q2-2026
	Retail Banking	40,758.81	6,318.82	829,148.84	1,157,436.92
(i)	Digital Banking	11,061.20	1,687.26	146,693.68	246,066.35
(ii)	Other Retail Banking	29,697.61	4,631.56	682,455.16	911,370.57
	Q3-2025
	Retail Banking	39,437.70	5,332.36	776,300.69	1,075,549.50
(i)	Digital Banking	10,193.87	1,209.75	137,597.09	203,487.78
(ii)	Other Retail Banking	29,243.83	4,122.61	638,703.60	872,061.72

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

For and on behalf of the Board of Directors

Ajay Kumar Gupta
Mumbai	Executive Director
January 17, 2026	DIN-07580795

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icici.bank.in, Email: companysecretary@icicibank.com

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2025 (Q3-2026)	September 30, 2025 (Q2-2026)	December 31, 2024 (Q3-2025)	December 31, 2025 (9M-2026)	December 31, 2024 (9M-2025)	March 31, 2025 (FY2025)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		48,363.84	48,180.91	47,037.12	145,624.71	137,944.55	186,331.47
	a)	Interest/discount on advances/bills	34,346.69	33,975.01	33,799.92	102,593.14	98,696.26	133,243.71
	b)	Income on investments	12,289.68	12,608.38	11,778.83	37,551.06	35,374.45	47,302.54
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	1,005.94	949.43	822.27	3,060.46	2,376.47	3,428.66
	d)	Others	721.53	648.09	636.10	2,420.05	1,497.37	2,356.56
2.	Other income (e)+(f)		28,418.24	27,965.68	27,589.44	81,879.99	76,894.62	108,255.47
	e)	Premium and other operating income from insurance business	18,553.97	18,432.50	18,181.62	51,722.85	48,528.09	70,900.83
	f)	Others	9,864.27	9,533.18	9,407.82	30,157.14	28,366.53	37,354.64
3.	TOTAL INCOME (1)+(2)		76,782.08	76,146.59	74,626.56	227,504.70	214,839.17	294,586.94
4.	Interest expended		21,874.32	22,017.39	22,633.41	66,981.77	65,980.33	89,027.65
5.	Operating expenses (g)+(h)+(i)		34,507.18	34,155.31	32,242.27	98,831.65	91,152.34	127,799.98
	g)	Employee cost	6,243.36	6,120.22	5,673.89	19,001.80	17,832.93	23,629.94
	h)	Claims and benefits paid and other expenses pertaining to insurance business	19,615.16	19,524.33	18,884.48	55,011.85	50,872.75	73,806.18
	i)	Other operating expenses	8,648.66	8,510.76	7,683.90	24,818.00	22,446.66	30,363.86
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		56,381.50	56,172.70	54,875.68	165,813.42	157,132.67	216,827.63
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		20,400.58	19,973.89	19,750.88	61,691.28	57,706.50	77,759.31
8.	Provisions (other than tax) and contingencies		2,646.52	909.31	1,267.86	5,378.16	3,965.63	4,905.76
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)		17,754.06	19,064.58	18,483.02	56,313.12	53,740.87	72,853.55
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		69.80	61.75	18.28	194.08	120.34	150.66
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)-(10)+(11)		17,823.86	19,126.33	18,501.30	56,507.20	53,861.21	73,004.21
13.	Tax expense (j)+(k)		4,342.73	4,808.18	4,654.41	14,251.59	13,645.52	18,434.83
	j)	Current tax	4,395.78	4,580.50	4,797.23	13,877.28	13,106.38	17,497.17
	k)	Deferred tax	(53.05)	227.68	(142.82)	374.31	539.14	937.66
14.	Less: Share of profit/(loss) of minority shareholders		943.15	961.09	963.52	2,802.97	2,688.71	3,540.18
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)-(14)		12,537.98	13,357.06	12,883.37	39,452.64	37,526.98	51,029.20
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)–(16)		12,537.98	13,357.06	12,883.37	39,452.64	37,526.98	51,029.20
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,430.35	1,428.95	1,412.11	1,430.35	1,412.11	1,424.60
19.	Reserves excluding revaluation reserves							306,631.95
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		17.54	18.71	18.26	55.27	53.29	72.41
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		17.29	18.42	17.95	54.42	52.31	71.14

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	December 31, 2025	September 30, 2025	March 31, 2025	December 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,430.35	1,428.95	1,424.60	1,412.11
Employees stock options/units outstanding	2,498.82	2,317.13	2,069.84	1,801.66
Reserves and surplus	344,816.06	331,806.80	310,411.47	289,472.72
Minority interest	16,931.21	16,238.35	14,836.74	15,642.90
Deposits	1,693,071.92	1,645,864.93	1,641,637.40	1,551,165.62
Borrowings (includes subordinated debt)	215,435.55	215,239.67	218,883.44	217,007.20
Policyholders' funds	312,968.68	304,989.96	294,305.56	294,558.26
Other liabilities and provisions	166,318.42	168,599.59	158,672.36	160,427.09
Total Capital and Liabilities	2,753,471.01	2,686,485.38	2,642,241.41	2,531,487.56

Assets
Cash and balances with Reserve Bank of India	63,747.80	79,543.21	120,240.91	75,931.64
Balances with banks and money at call and short notice	115,629.54	88,025.14	93,782.55	96,580.68
Investments	901,184.26	899,797.88	886,376.81	849,417.41
Advances	1,552,367.46	1,492,161.12	1,420,663.71	1,397,265.27
Fixed assets	17,015.31	16,562.12	15,812.42	14,692.82
Other assets	93,039.78	101,936.48	96,905.58	94,689.56
Goodwill on Consolidation	10,486.86	8,459.43	8,459.43	2,910.18
Total Assets	2,753,471.01	2,686,485.38	2,642,241.41	2,531,487.56

Notes on consolidated financial results:
1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on January 17, 2026.
2.

The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Regulations’) as amended including relevant circulars issued by SEBI from time to time.

3.	During Q3-2026, the Bank has allotted 6,966,848 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
4.

At December 31, 2025, the Bank has 18 subsidiaries (including three step-down subsidiaries) and two associates. During Q1-2026, on account of sale of entire stake in FISERV Merchant Solutions Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited, these entities ceased to be associates of the Bank. During Q2-2026, due to redemption of all units held in India Advantage Fund – III and India Advantage Fund – IV, these entities ceased to be associates of the Bank.

5.

During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares of the Bank on effective date of the Scheme. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. The Bank recognised a goodwill of ₹ 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited. Accordingly, the consolidated financial results for Q3-2026, Q2-2026 and 9M-2026 are not comparable with the previous periods.

6.

During Q3-2026, the Bank has acquired 2.0% additional equity stake in the ICICI Prudential Asset Management Company Limited (ICICI AMC) from Prudential Corporation Holdings Limited. Accordingly, the Bank recognised a goodwill of ₹ 2,063.28 crore in consolidated financial statements at December 31, 2025.

7.

During Q3-2026, an amount of ₹ 214.86 crore has been charged to the profit and loss account based on certain estimates and assumptions, pursuant to issuance of the new Labour Codes. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Group’s staff emoluments from time to time.

8.

In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icici.bank.in/regulatory-disclosure.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.

The above consolidated financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

11.	₹ 1.00 crore = ₹ 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2025 (Q3-2026)	September 30, 2025 (Q2-2026)	December 31, 2024 (Q3-2025)	December 31, 2025 (9M-2026)	December 31, 2024 (9M-2025)	March 31, 2025 (FY2025)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	40,568.71	40,758.81	39,437.70	121,785.62	115,567.02	156,184.68
b	Wholesale Banking	22,169.86	21,111.95	21,119.32	64,732.57	60,900.30	82,436.21
c	Treasury	33,229.51	33,888.26	34,051.79	104,090.97	100,267.22	135,042.31
d	Other Banking	1,686.27	1,648.97	2,171.80	5,447.83	5,744.77	7,508.32
e	Life Insurance	15,459.02	15,430.13	15,550.99	42,960.10	40,775.10	60,224.24
f	General Insurance	7,365.75	7,283.32	6,462.35	21,546.71	19,184.87	25,651.09
g	Others	5,120.08	4,833.13	4,559.87	15,226.74	14,180.56	18,832.65
	Total segment revenue	125,599.20	124,954.57	123,353.82	375,790.54	356,619.84	485,879.50
	Less: Inter segment revenue	48,817.12	48,807.98	48,727.26	148,285.84	141,780.67	191,292.56
	Income from operations	76,782.08	76,146.59	74,626.56	227,504.70	214,839.17	294,586.94
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	5,263.49	6,318.82	5,332.36	16,317.22	15,127.62	21,621.04
b	Wholesale Banking	6,305.48	5,758.89	5,903.24	17,451.93	16,012.84	21,564.63
c	Treasury	3,085.29	4,116.47	4,222.35	13,510.46	14,287.78	18,750.32
d	Other Banking	236.04	285.79	421.68	1,200.74	1,042.56	1,451.19
e	Life Insurance	447.19	347.02	375.72	1,139.04	922.31	1,336.43
f	General Insurance	869.79	1,077.25	960.09	2,940.77	2,653.11	3,321.29
g	Others	2,185.16	1,961.18	1,791.61	6,527.52	5,638.75	7,423.08
	Total segment results	18,392.44	19,865.42	19,007.05	59,087.68	55,684.97	75,467.98
	Less: Inter segment adjustment	638.38	800.84	524.03	2,774.56	1,944.10	2,614.43
	Add: Share of profit in associates	69.80	61.75	18.28	194.08	120.34	150.66
	Profit before tax and minority interest	17,823.86	19,126.33	18,501.30	56,507.20	53,861.21	73,004.21
3.	Segment Assets
a	Retail Banking	824,215.60	829,148.84	776,300.69	824,215.60	776,300.69	792,930.19
b	Wholesale Banking	647,658.57	590,307.68	539,703.97	647,658.57	539,703.97	548,269.82
c	Treasury	672,631.54	673,893.66	643,464.46	672,631.54	643,464.46	722,733.26
d	Other Banking	96,415.44	91,312.91	101,630.96	96,415.44	101,630.96	102,559.47
e	Life Insurance	333,833.71	324,140.02	313,562.01	333,833.71	313,562.01	314,088.54
f	General Insurance	75,567.78	73,584.86	67,543.65	75,567.78	67,543.65	68,561.74
g	Others	114,489.71	113,871.25	96,324.74	114,489.71	96,324.74	102,968.20
h	Unallocated	4,482.81	4,418.00	5,850.67	4,482.81	5,850.67	5,533.91
	Total	2,769,295.16	2,700,677.22	2,544,381.15	2,769,295.16	2,544,381.15	2,657,645.13
	Less: Inter segment adjustment	15,824.15	14,191.84	12,893.59	15,824.15	12,893.59	15,403.72
	Total segment assets	2,753,471.01	2,686,485.38	2,531,487.56	2,753,471.01	2,531,487.56	2,642,241.41
4.	Segment Liabilities
a	Retail Banking	1,163,396.57	1,157,436.92	1,075,549.50	1,163,396.57	1,075,549.50	1,111,966.22
b	Wholesale Banking	553,096.38	514,233.91	503,046.84	553,096.38	503,046.84	555,997.39
c	Treasury	159,328.38	159,629.05	169,403.66	159,328.38	169,403.66	164,653.06
d	Other Banking	53,180.67	51,132.53	52,902.37	53,180.67	52,902.37	53,777.64
e	Life Insurance	320,112.28	311,600.75	302,174.49	320,112.28	302,174.49	302,298.83
f	General Insurance	58,487.67	57,298.12	53,531.30	58,487.67	53,531.30	54,036.44
g	Others	96,733.73	97,764.34	81,986.50	96,733.73	81,986.50	87,909.64
h	Unallocated	16,214.25	16,028.72	13,100.00	16,214.25	13,100.00	13,100.00
	Total	2,420,549.93	2,365,124.34	2,251,694.66	2,420,549.93	2,251,694.66	2,343,739.22
	Less: Inter segment adjustment	15,824.15	14,191.84	12,893.59	15,824.15	12,893.59	15,403.72
	Total segment liabilities	2,404,725.78	2,350,932.50	2,238,801.07	2,404,725.78	2,238,801.07	2,328,335.50
5.	Capital employed	348,745.23	335,552.88	292,686.49	348,745.23	292,686.49	313,905.91
	Total (4)+(5)	2,753,471.01	2,686,485.38	2,531,487.56	2,753,471.01	2,531,487.56	2,642,241.41

Notes on segmental results

1.

The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.

'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.

'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.

On March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank. Accordingly, the consolidated financial results for Q3-2026, Q2-2026 and 9M-2026 are not comparable with the previous periods.

For and on behalf of the Board of Directors

Ajay Kumar Gupta
Mumbai	Executive Director
January 17, 2026	DIN-07580795

Item 3

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited standalone financial results of ICICI Bank Limited for the quarter ended 31 December 2025 and year to date results for the period from 1 April 2025 to 31 December 2025 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as the ‘Bank’) for the quarter ended 31 December 2025 and year to date results for the period from 1 April 2025 to 31 December 2025 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (the ‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI Guidelines’), as applicable and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard, the RBI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503JTOUQA8222	Membership No.: 101684 UDIN: 26101684MTSUWC5018

Place: Mumbai	Place: Mumbai
Date: 17 January 2026	Date: 17 January2026

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited consolidated financial results of ICICI Bank Limited for quarter ended 31 December 2025 and year to date results for the period from 1 April 2025 to 31 December 2025 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as the ‘Parent’), and its subsidiaries (the Parent and its subsidiaries together referred to as the ‘Group’), and its share of the net profit after tax of its associates for the quarter ended 31 December 2025 and year to date results for the period from 1 April 2025 to 31 December 2025 (the ‘Statement’), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures prescribed by the Reserve Bank of India (the ‘RBI’) relating to [consolidated Pillar 3 disclosures as at 31 December 2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations] as have been disclosed on the Parent's website and in respect of which a link has been provided in Note 8 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (the ‘RBI Guidelines’), guidelines issued by the Insurance Regulatory and Development Authority of India (the ‘IRDAI Guidelines’) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, the RBI Guidelines, the IRDAI guidelines as applicable, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 8 to the Statement and have not been reviewed by us, or that it contains any material misstatement.

6.	We did not review the interim financial results of 6 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 487,624.25 crores as at 31 December 2025 and total revenues (before consolidation adjustments) of Rs. 26,172.16 crores and Rs. 75,081.68 crores and total net profit after tax (before consolidation adjustments) of Rs. 2,059.29 crores and Rs. 6,704.09 crores, for the quarter ended 31 December 2025 and for the period from 1 April 2025 to 31 December 2025, as considered in the Statement. These interim financial results have been reviewed by the other auditors whose review reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the review reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets (before consolidation adjustment) of Rs. 36,464.72 crores as at 31 December 2025 and total revenues (before consolidation adjustments) of Rs. 1,552.32 crores and Rs. 4,389.54 crores and total net profit after tax (before consolidation adjustments) of Rs. 489.16 crores and Rs. 1,297.58 crores for the quarter ended 31 December 2025 and for the period from 1 April 2025 to 31 December 2025 respectively, as considered in the Statement has been reviewed by only one of the joint auditors of the Parent and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary company, is based solely on the review report issued by the said auditor of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion on the Statement is not modified in respect of above matters.

7.	The Statement includes the financial information of 9 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 53,848.06 crores as at 31 December 2025 and total revenue (before consolidation adjustments) of Rs. 944.99 crores and Rs. 2,372.77 crores and total net profit after tax (before consolidation adjustments) of Rs. 202.03 crores and Rs. 398.30 crores for the quarter ended 31 December 2025 and for the period from 1 April 2025 to 31 December 2025 respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 69.80 crores in respect of 2 associates and Rs. 194.08 crores in respect of 6 associates for the quarter ended 31 December 2025 and for the period from 1 April 2025 to 31 December 2025 respectively, as considered in the Statement, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information of the subsidiaries and associates are not material to the Group.

Our conclusion on the Statement is not modified in respect of this matter

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

8.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their review report dated 13 January 2026 have expressed an unmodified conclusion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2025 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2025 has been duly certified by the Appointed Actuary, and in his opinion, the assumptions for such valuation are in accordance with the guidelines, norms and regulations issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

9.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their review report dated 13 January 2026, have expressed an unmodified conclusion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported ('IBNR'), Claims Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 31 December 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503ZAPWTH4433	Membership No.: 101684 UDIN: 26101684FUQOOD4996

Place: Mumbai	Place: Mumbai
Date: 17 January 2026	Date: 17 January 2026

Enclosure: Annexure 1

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in unaudited consolidated financial results.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Prudential Pension Funds Management Company Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Limited (formerly known as I-Process Services (India) Private Limited)

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited*

21.	Finserv Merchant Solutions Private Limited (formerly known as ICICI Merchant Services Private Limited)**

22.	India Infradebt Limited

23.	India Advantage Fund-III#

24.	India Advantage Fund-IV#

25.	Arteria Technologies Private Limited

*Ceased to be an associate of the Bank effective from 11 June 2025
**Ceased to be an associate of the Bank effective from 17 April 2025
#Ceased to be an associate of the Bank effective from 3 July 2025

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 17, 2026

Performance Review: Quarter ended December 31, 2025

•	Core operating profit grew by 6.0% year-on-year to ₹ 17,513 crore (US$ 1.9 billion) in the quarter ended December 31, 2025 (Q3-2026)

•	Provisions (excluding provision for tax) were ₹ 2,556 crore (US$ 284 million) in Q3-2026

•	Includes additional standard asset provision of ₹ 1,283 crore (US$ 143 million) made pursuant to Reserve Bank of India’s annual supervisory review

•	Profit before tax excluding treasury was ₹ 14,957 crore (US$ 1.7 billion) in Q3-2026

•	Profit after tax was ₹ 11,318 crore (US$ 1.3 billion) in Q3-2026

•	Average deposits grew by 8.7% year-on-year to ₹ 15,86,088 crore (US$ 176.5 billion) in Q3-2026

•	Average current account and savings account (CASA) ratio was 39.0% in Q3-2026

•	Total period-end deposits grew by 9.2% year-on-year to ₹ 16,59,611 crore (US$ 184.7 billion) at December 31, 2025

•	Domestic loan portfolio grew by 11.5% year-on-year to ₹ 14,30,895 crore (US$ 159.2 billion) at December 31, 2025

•	Net NPA ratio was 0.37% at December 31, 2025

•	Provisioning coverage ratio was 75.4% at December 31, 2025

•	Including profits for the nine months ended December 31, 2025 (9M-2026), total capital adequacy ratio was 17.34% and CET-1 ratio was 16.46%, on a standalone basis, at December 31, 2025

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2025 (Q3-2026). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended December 31, 2025.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Core operating profit grew by 6.0% year-on-year to ₹ 17,513 crore (US$ 1.9 billion) in Q3-2026 from ₹ 16,516 crore (US$ 1.8 billion) in the quarter ended December 31, 2024 (Q3-2025)

•	Net interest income (NII) increased by 7.7% year-on-year to ₹ 21,932 crore (US$ 2.4 billion) in Q3-2026 from ₹ 20,371 crore (US$ 2.3 billion) in Q3-2025. Net interest margin was 4.30% in Q3-2026 compared to 4.25% in Q3-2025 and 4.30% in Q2-2026

•	Non-interest income, excluding treasury, increased by 12.4% year-on-year to ₹ 7,525 crore (US$ 837 million) in Q3-2026 from ₹ 6,697 crore (US$ 745 million) in Q3-2025

•	Fee income grew by 6.3% year-on-year to ₹ 6,572 crore (US$ 731 million) in Q3-2026 from ₹ 6,180 crore (US$ 688 million) in Q3-2025. Fees from retail, rural and business banking customers constituted about 78% of total fees in Q3-2026

•	Operating expenses increased by 13.2% year-on-year to ₹ 11,944 crore (US$ 1.3 billion) in Q3-2026 from ₹ 10,552 crore (US$ 1.2 billion) in Q3-2025. This includes ₹ 145 crore (US$ 16 million) of provisions on an estimated basis pursuant to the new Labour Codes

•	There was a treasury loss of ₹ 157 crore (US$ 17 million) in Q3-2026 as compared to gain of ₹ 371 crore (US$ 41 million) in Q3-2025 primarily reflecting market movements

•	Provisions (excluding provision for tax) were ₹ 2,556 crore (US$ 284 million) in Q3-2026 compared to ₹ 1,227 crore (US$ 137 million) in Q3-2025

•	Following its annual supervisory review, RBI has directed the Bank to make a standard asset provision of ₹ 1,283 crore (US$ 143 million) in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the PSL classification guidelines

•	Profit before tax excluding treasury was ₹ 14,957 crore (US$ 1.7 billion) in Q3-2026 compared to ₹ 15,289 crore (US$ 1.7 billion) in Q3-2025

•	Profit before tax was ₹ 14,800 crore (US$ 1.6 billion) in Q3-2026 compared to ₹ 15,660 crore (US$ 1.7 billion) in Q3-2025

•	Profit after tax was ₹ 11,318 crore (US$ 1.3 billion) in Q3-2026 compared to ₹ 11,792 crore (US$ 1.3 billion) in Q3-2025

Credit growth

The net domestic advances grew by 11.5% year-on-year and 4.0% sequentially at December 31, 2025 compared to 10.6% and 3.3% at September 30, 2025. The retail loan portfolio grew by 7.2% year-on-year and 1.9% sequentially, and comprised 51.2% of the total loan portfolio at December 31, 2025. Including non-fund outstanding, the retail portfolio was 42.2% of the total portfolio at December 31, 2025. The business banking portfolio grew by 22.8% year-on-year and 4.7% sequentially at December 31, 2025. The rural portfolio grew by 4.9% year-on-year and 7.2% sequentially at December 31, 2025. The domestic corporate portfolio grew by 5.6% year-on-year and 6.5% sequentially at December 31, 2025. Total advances increased by 11.5% year-on-year and 4.1% sequentially to ₹ 14,66,154 crore (US$ 163.1 billion) at December 31, 2025.

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Average deposits increased by 8.7% year-on-year and 1.8% sequentially to ₹ 15,86,088 crore (US$ 176.5 billion) in Q3-2026. Average current and savings account deposits increased by 8.9% year-on-year and 1.5% sequentially in Q3-2026. Total period-end deposits increased by 9.2% year-on-year to ₹ 16,59,611 crore (US$ 184.7 billion) at December 31, 2025 (₹ 16,12,825 crore (US$ 179.5 billion) at September 30, 2025).

With the addition of 402 branches during 9M-2026, the Bank had a network of 7,385 branches and 11,983 ATMs & cash recycling machines at December 31, 2025.

Asset quality

The gross NPA ratio was 1.53% at December 31, 2025 compared to 1.58% at September 30, 2025  and 1.96% at December 31, 2024. The net NPA ratio was 0.37% at December 31, 2025 compared to 0.39% at September 30, 2025 and 0.42% at December 31, 2024. The gross NPA additions were ₹ 5,356 crore (US$ 596 million) in Q3-2026 compared to ₹ 6,085 crore (US$ 677 million) in Q3-2025. The Bank typically witnesses higher NPA additions from the kisan credit card portfolio in the first and third quarter of a fiscal year. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,282 crore (US$ 365 million) in Q3-2026 compared to ₹ 3,392 crore (US$ 377 million) in Q3-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 2,074 crore (US$ 231 million) in Q3-2026 compared to ₹ 2,693 crore (US$ 300 million) in Q3-2025. The Bank has written-off gross NPAs amounting to ₹ 2,046 crore (US$ 228 million) in Q3-2026. The provisioning coverage ratio on non-performing loans was 75.4% at December 31, 2025.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines were ₹ 1,666 crore (US$ 185 million) or about 0.1% of total advances at December 31, 2025.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 3,392 crore (US$ 377 million) at December 31, 2025.

At December 31, 2025, the Bank holds total provisions, other than specific provisions on fund-based outstanding to borrowers classified as non-performing, amounting to ₹ 22,657 crore (US$ 2.5 billion) or 1.5% of loans. These provisions include the contingency provisions of ₹ 13,100 crore (US$ 1.5 billion) as well as general provision on standard assets, provisions held for non-fund based outstanding to borrowers classified as non-performing, loan and non-fund based outstanding to standard borrowers under resolution and the BB and below portfolio. These provisions do not include additional standard asset provision as directed by RBI in respect of a portfolio of agricultural priority sector credit facilities.

Capital adequacy

Including profits for the nine months ended December 31, 2025 (9M-2026), the Bank’s total capital adequacy ratio at December 31, 2025 was 17.34% and CET-1 ratio was 16.46% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

The consolidated profit after tax was ₹ 12,538 crore (US$ 1.4 billion) in Q3-2026 compared to ₹ 12,883 crore (US$ 1.4 billion) in Q3-2025.

Consolidated assets grew by 8.8% year-on-year to ₹ 27,53,471 crore (US$ 306.4 billion) at December 31, 2025 from ₹ 25,31,488 crore (US$ 281.7 billion) at December 31, 2024.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) was ₹ 6,811 crore (US$ 758 million) in 9M-2026 compared to ₹ 6,905 crore (US$ 768 million) in 9M-2025. Value of New Business (VNB) of ICICI Life increased to ₹ 1,664 crore (US$ 185 million) in 9M-2026 from ₹ 1,575 crore (US$ 175 million) in 9M-2025. The VNB margin was 24.4% in 9M-2026 compared to 22.8% in FY2025 and 9M-2025. The profit after tax increased to ₹ 992 crore (US$ 110 million) in 9M-2026 from ₹ 803 crore (US$ 89 million) in 9M-2025 and ₹ 390 crore (US$ 43 million) in Q3-2026 from ₹ 326 crore (US$ 36 million) in Q3-2025.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased to ₹ 7,041 crore (US$ 783 million) in Q3-2026 from ₹ 6,214 crore (US$ 691 million) in Q3-2025. The combined ratio stood at 104.5% in Q3-2026 compared to 102.7% in Q3-2025. The profit after tax of ICICI General was ₹ 659 crore (US$ 73 million) in Q3-2026 compared to ₹ 724 crore (US$ 81 million) in Q3-2025.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, was ₹ 917 crore (US$ 102 million) in Q3-2026 compared to ₹ 632 crore (US$ 70 million) in Q3-2025.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 475 crore (US$ 53 million) in Q3-2026 compared to ₹ 504 crore (US$ 56 million) in Q3-2025.

The profit after tax of ICICI Home Finance, as per Ind AS, was ₹ 195 crore (US$ 22 million) in Q3-2026 compared to ₹ 203 crore (US$ 23 million) in Q3-2025.

4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

						₹ crore
	FY2025	Q3-2025	9M-2025	Q2-2026	Q3-2026	9M-2026
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	81,165	20,371	59,972	21,529	21,932	65,096
Non-interest income	26,603	6,697	19,582	7,356	7,525	22,145
- Fee income	23,870	6,180	17,564	6,491	6,572	18,963
- Dividend income from subsidiaries	2,619	509	1,944	810	681	2,827
- Other income	114	8	74	55	272	355
Less:
Operating expense	42,372	10,552	31,583	11,807	11,944[1]	35,145[1]
Core operating profit[2]	65,396	16,516	47,971	17,078	17,513	52,096
Provisions	4,683[3]	1,227	3,792	914	2,556[4]	5,284[4]
Profit before tax excl. treasury	60,713	15,289	44,179	16,164	14,957	46,812
Treasury income	1,903	371	1,664	220	(157)	1,304
Profit before tax	62,616	15,660	45,843	16,384	14,800	48,116
Less:
Provision for taxes	15,389	3,868	11,246	4,025	3,482	11,671
Profit after tax	47,227	11,792	34,597	12,359	11,318	36,445

1.	Includes the impact of ₹145 crore (US$ 16 million) towards estimated additional provisions for employee expenses pursuant to the new Labour Codes

2.	Excluding treasury

3.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by the Government, which will be reversed on actual receipt of recoveries or approval of claims, if any.

4.	Following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of ₹ 1,283 crore (US$ 143 million) in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending

5.	Prior period numbers have been re-arranged wherever necessary

5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

				₹ crore
	31-Dec-24	31-Mar-25	30-Sep-25	31-Dec-25
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,412	1,425	1,429	1,430
Employee stock options outstanding	1,802	2,070	2,317	2,499
Reserves and surplus	2,68,429	2,88,582	3,07,696	3,19,205
Deposits	15,20,309	16,10,348	16,12,825	16,59,611
Borrowings (includes subordinated debt)	1,27,731	1,23,538	1,11,818	1,12,335
Other liabilities and provisions[1]	93,660	92,277	1,00,186	95,511
Total capital and liabilities	20,13,343	21,18,240	21,36,271	21,90,591

Assets
Cash and balances with Reserve Bank of India	75,780	1,19,928	79,472	63,669
Balances with banks and money at call and short notice	67,635	65,634	57,209	82,670
Investments	4,71,978	5,04,757[2]	4,99,592	4,94,642[3]
Advances	13,14,366	13,41,766	14,08,456	14,66,154
Fixed assets	11,922	12,839	13,273	13,574
Other assets	71,662	73,316	78,269	69,882
Total assets	20,13,343	21,18,240	21,36,271	21,90,591

1.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion) at December 31, 2025

2.	Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders, ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank.

3.	The Bank purchased 2% additional shareholding in ICICI Prudential AMC from Prudential Corporation Holdings Limited for a consideration of ₹ 2,140 crore (US$ 238 million) and infused ₹ 500 crore (US$56 million) in ICICI Home Finance

4.	Prior period figures have been re-grouped/re-arranged wherever necessary

6

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 89.88

7

Item 5

Annexure 2

Mr. Sandeep Bakhshi (DIN: 00109206)

Mr. Sandeep Bakhshi is the Managing Director and CEO of ICICI Bank since October 15, 2018. Prior to his appointment as MD & CEO, he was a Wholetime Director and the Chief Operating Officer (COO) of the Bank.

Mr. Bakhshi has been with the ICICI Group since 1986 and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

Mr. Bakhshi is not related to any other director of the Bank. We affirm that Mr. Bakhshi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Ajay Kumar Gupta (DIN: 07580795)

Mr. Ajay Kumar Gupta is a Chartered Accountant, 1991. He is responsible for credit underwriting and process management for the Retail and Business Banking, Operations, Technology and Data Sciences and Analytics function of the Bank. He is the Chairperson of the Board of ICICI Securities Primary Dealership Limited and I-Process Service (India) Limited. He also serves on the Board of ICICI Securities Limited and ICICI Home Finance Company Limited.

He has been with Bank since November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

Mr. Gupta is not related to any other director of the Bank. We affirm that Mr. Ajay Kumar Gupta is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: January 18, 2026	By:	/s/ Vivek Ranjan

		Name:	Vivek Ranjan
		Title:	Associate Leadership Team